As filed with the Securities and Exchange Commission on July 24, 2025

Registration No. 333- 288355

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

JEFFS’ BRANDS LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

State of Israel	5900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 Mezada Street

Bnei Brak, 5126112

Israel

Tel: (+972) (3) 689-9124

(Address and telephone number of registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

Tel: (302) 738-6680

(Name, address, and telephone number of agent for service)

Copies to:

Dr. Shachar Hadar, Adv. Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (+972) (3) 610-3100	Oded Har-Even, Esq. Angela Gomes, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY 24, 2025

JEFFS’ BRANDS LTD

Up to 5,247,776 Ordinary Shares

This prospectus relates to the resale, by the selling shareholder identified in the table on page 12 of this prospectus, or the Selling Shareholder, or his permitted assigns, of up to 5,247,776 ordinary shares, no par value, or the Ordinary Shares, of Jeffs’ Brands Ltd, issued or issuable upon the conversion of the Initial Promissory Note (as defined below) in the principal amount of $5 million, including Ordinary Shares that may become issuable pursuant to certain anti-dilution adjustments described more fully in the Initial Promissory Note. The maximum amount of Ordinary Shares issuable under this prospectus is calculated based on a principal amount of $5 million and the accruing interest thereon in the amount of $397,652 and assuming a conversion price of $1.02856.

On June 26, 2025, we entered into a securities purchase agreement, or the SPA, with the Selling Shareholder. Pursuant to the SPA, we may issue and sell, from time to time to the Selling Shareholder, convertible promissory notes, or the Promissory Notes, in the aggregate principal amount of up to $100 million, or the Subscription Amount, for an aggregate purchase price of up to $90 million (90% of the Subscription Amount). Upon the signing of the SPA on June 26, 2025, or the Initial Closing, the Selling Shareholder purchased from us a Promissory Note in the principal amount of $5.0 million, for a purchase price of $4.5 million, or the Initial Promissory Note. Subject to the conditions in the SPA, beginning on December 1, 2025, we may request, at our sole discretion, that the Selling Shareholder purchase additional Promissory Notes, or the Additional Promissory Notes, each in the principal amount of up to $2.5 million, with a purchase price payable in cash and equal to 90% of such principal amount, during each subsequent three-month period, or a Quarter. Notwithstanding the foregoing, if at any time after the Initial Closing, the daily trading volume of the Company’s Ordinary Shares is at least 150% of the amount of Ordinary Shares then outstanding, then the Company may request, at its sole discretion, that the Selling Shareholder purchase Additional Promissory Notes, provided however that the aggregate principal amount of the all of the Promissory Notes purchased pursuant to the SPA shall not exceed $50,000,000 during the period commencing as of the Initial Closing and until December 1, 2025, or the Initial Period, and thereafter shall not exceed $25,000,000 during each subsequent three-month period, and provided further that the aggregate principal amount of all Promissory Notes purchased pursuant to the SPA shall not exceed the Subscription Amount.

We intend to use the net proceeds from the sale of the Promissory Notes for working capital and general corporate purposes, as well as for potential acquisitions to support our exploration of strategic opportunities. The Ordinary Shares underlying the Promissory Notes are referred to herein as the Note Shares.

No Ordinary Shares are being registered hereunder for sale by us. We may receive up to an additional of $85.5 million aggregate gross proceeds under the SPA from sales of Additional Promissory Notes that we elect to make to the Selling Shareholder pursuant to the SPA, from time to time in our sole discretion. We will not receive any proceeds from the sale of the Note Shares by the Selling Shareholder. See “Use of Proceeds” on page 10 of this prospectus for additional information. Pursuant to the terms of the Promissory Note, the conversion rate of each Note Share is the lower of (i) $6.80, or the Fixed Price, or (ii) 88% of the lowest daily volume weighted average price, or VWAP, during the 20 consecutive trading days immediately preceding the applicable date of conversion, or the Variable Price; provided that the Variable Price may not be lower than the floor price of $1.02856, which is equal to 20% of the VWAP of the Ordinary Shares during the 20 consecutive trading days immediately prior to the Initial Closing, or the Floor Price, subject to certain adjustments as provided in the Promissory Note. The Selling Shareholder may sell all or a portion of its Note Shares from time to time in market transactions through any market on which our Ordinary Shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution” on page 16 of this prospectus.

The Selling Shareholder is a company owned by a family member of Mr. Vik Hacmon, our Chief Executive Officer and a director on our board of directors, or the Board.

Our Ordinary Shares and warrants issued as part of our initial public offering, or the Public Warrants, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “JFBR” and “JFBRW,” respectively. On July 23, 2025, the last reported sale price of the Ordinary Shares and Public Warrants was $6.70 and $0.0299, respectively. There is no established market for the Promissory Notes and we do not intend to apply to list the Promissory Notes on any securities exchange or other nationally recognized trading system.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS AND IN OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024, OR THE 2024 ANNUAL REPORT.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2025

You should rely only on the information contained in this prospectus, including information incorporated by reference herein, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Shareholder have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

We are incorporated under the laws of the State of Israel and our registered office and domicile is located in Bnei Brak, Israel. Moreover, none of our directors or senior management are residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. See “Enforceability of Civil Liabilities” for additional information.

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For investors outside of the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “Jeffs’ Brands” refer to Jeffs’ Brands Ltd.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars” or “$” mean U.S. dollars.

Effective as of market open on June 16, 2025, we conducted a reverse share split of our issued and outstanding Ordinary Shares at a ratio of 1-for-17, or the June 2025 Reverse Split. All descriptions of our share capital, including share amounts and per share amounts in this prospectus are presented after giving effect to the June 2025 Reverse Split.

This prospectus incorporates by reference statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or the FASB.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Ordinary Shares. Before you decide to invest in our Ordinary Shares, you should read the entire prospectus carefully, including the “Risk Factors” section, and the financial statements and related notes thereto and the other information incorporated by reference herein.

Our Company

We are an e-commerce consumer products goods company, operating primarily on the Amazon marketplace, or Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the Fulfillment by Amazon, or FBA, model. As of the date on this prospectus, we have six wholly-owned subsidiaries, held directly by us or through our subsidiaries: Smart Repair Pro; Top Rank Ltd.; Fort Products Limited, or Fort Products; Jeffs’ Brands Holdings Inc.; Fort Products LLC; and Pure NJ Logistics LLC, or Pure Logistics. We also hold, through our subsidiary Jeffs’ Brands Holdings Inc., a minority interest in SciSparc Nutraceuticals Inc., or SNI, to whom we provide a variety of professional and business support services. In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

Recent Developments

Appointment of Chief Executive Officer

On July 21, 2025, the Board approved the appointment of Mr. Eliyahu Zamir as our Chief Executive Officer, effective as of August 1, 2025. Mr. Zamir will replace Mr. Viki Hakmon, who resigned from his position as our Chief Executive Officer, effective as of July 31, 2025. On July 21, 2025, Mr. Hakmon also resigned from his position as a director on the Board, effective immediately.

Mr. Hakmon’s resignation did not result from any disagreements with the Company or the Board and he will continue to support the Company as a consultant to Fort Products.

On July 21, 2025 we entered into a consulting agreement with Mr. Eliyahu Zamir in connection with the services he will provide as our Chief Executive Officer. We expect to enter into our standard form of indemnification agreement with Mr. Zamir on the same terms as the indemnification agreements previously entered into between us and each of our directors and executive officers. Mr. Zamir is not a party to any transactions that are disclosable under Item 404 of Regulation S-K.

Convertible Notes Securities Purchase Agreement

On June 26, 2025, we entered into the SPA with the Selling Shareholder. The SPA provides that, upon the terms and subject to the conditions set forth therein, we may issue and sell to the Selling Shareholder, from time to time as provided therein, Promissory Notes for the Subscription Amount, which may be convertible into Ordinary Shares, for an aggregate purchase price of $90 million (90% of the Subscription Amount). On the Initial Closing, the Selling Shareholder purchased from us the Initial Promissory Note. Subject to the conditions in the SPA, beginning on December 1, 2025, we may request that the Selling Shareholder purchase Additional Promissory Notes, each in the principal amount of up to $2.5 million, during each Quarter. Notwithstanding the foregoing, if at any time after the Initial Closing, the daily trading volume of the Company’s Ordinary Shares is at least 150% of the amount of Ordinary Shares then outstanding, then the Company may request, at its sole discretion, that the Selling Shareholder purchase Additional Promissory Notes, provided however that the aggregate principal amount of the all of the Promissory Notes purchased pursuant to the SPA shall not exceed $50,000,000 during the Initial Period, and thereafter shall not exceed $25,000,000 during each subsequent three-month period, and provided further that the aggregate principal amount of all Promissory Notes purchased pursuant to the SPA shall not exceed the Subscription Amount. Any Additional Promissory Notes will be issued on the same terms.

The outstanding principal amount and accrued interest under the Promissory Notes are to be repaid in ten equal monthly installments beginning on the eighteenth month anniversary of the issuance date thereof, unless repaid earlier (partially or in full) at our option or if extended at the option of the Selling Shareholder. Thus, the Initial Promissory Note is to be repaid in ten equal monthly installments, commencing on December 26, 2026. The principal amount under the Promissory Notes bears an annual interest rate of 4% (which will increase to 14% upon an event of default, as defined in the Promissory Note).

The outstanding amount of the principal and any accrued interest due under the Promissory Notes is convertible (partially or in full) into Ordinary Shares, at the option of the Selling Shareholder at any time after the Issuance Date, at a conversion price equal to the lower of (i) the Fixed Price or (ii) the Variable Price, provided that the Variable Price may not be lower than the Floor Price. The Selling Shareholder’s option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the Selling Shareholder’s beneficial ownership exceeding 4.99% of the Company’s outstanding Ordinary Shares.

Advisory Agreement

In connection with the execution of the SPA, on June 26, 2025, the Company entered into a Strategic Advisory Agreement, or the Advisory Agreement with Aegis Capital Corp., or Aegis, under which Aegis shall provide to the Company with independent advisory services related to the transactions contemplated under the SPA. In consideration of the advisory services, upon the issuance of the Initial Promissory Note, the Company paid Aegis a commission fee of $150,000, which is equal to 3% of the principal amount of the Initial Promissory Note issued, and shall pay Aegis a commission fee for each Additional Promissory Note issued, equal to 3% of the principal amount of such Additional Promissory Note. The Advisory Agreement will terminate on June 26, 2026, unless terminated earlier by either party.

June 2025 Reverse Split

On May 29, 2025, our Board approved the June 2025 Reverse Split, which became effective as of market open on June 16, 2025, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 17 Ordinary Shares held as of such date. The June 2025 Reverse Split did not reduce the number of our authorized share capital, which as of the date hereof consists of 1,500,000 Ordinary Shares. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein give effect to the June 2025 Reverse Split.

Registered Direct Offering

On May 28, 2025, we entered into a definitive securities purchase agreement, or the May 2025 SPA, with the Selling Shareholder, or the Purchaser, pursuant to which we issued and sold to the Purchaser in a registered direct offering, or the Registered Direct Offering, (i) 23,971 Ordinary Shares, at an offering price of $5.10 per Ordinary Share and (ii) pre-funded warrants to acquire up to 75,060 Ordinary Shares, or, at an offering price of $0.2999 per pre-funded warrant. As of the date hereof, all of the pre-funded warrants issued in the Registered Direct Offering were exercised in full. The Company raised aggregate gross proceeds of approximately $581 thousand from the Registered Direct Offering.

Smart Purchase Agreement

On April 30, 2025, we entered into a share purchase agreement, or the Smart Purchase Agreement, with Plantify Foods, Inc. (TSXV: PTFY) a Canadian public company, or Plantify, pursuant to which, on the terms and subject to the conditions of the Smart Purchase Agreement, we will sell to Plantify, and Plantify will purchase from us, all of the issued and outstanding equity interests of our wholly owned subsidiary, Smart Repair Pro, to Plantify, or the Proposed Smart Transaction.

Smart Repair Pro currently operates our stores on the Amazon U.S. Marketplace and owns Pure Logistics. Prior to the closing of the Proposed Smart Transaction, or the Closing, we will enter into a share transfer agreement with Smart Repair Pro, pursuant to which all of our shares of Jeffs’ Brands Holdings Inc., which holds an approximately 49.1% ownership interest in SNI, will be transferred to Smart Repair Pro in exchange for shares of common stock of Smart Repair Pro. As a result, Jeffs’ Brands Holdings Inc. will become a direct, wholly-owned subsidiary of Smart Repair Pro and Smart Repair Pro will own an approximately 49.1% ownership interest in SNI.

As consideration for the Proposed Smart Transaction, we will receive 40,375,000 common shares of Plantify at the Closing and up to an additional 129,000,000 common shares of Plantify, contingent upon the achievement of certain pre-determined milestones, or the Milestones, following the Closing, each at a deemed price per share of CAD 0.347, representing an approximately 75% (or up to 90% in the event of the full achievement of the Milestones) post-closing equity interest in Plantify. The Proposed Smart Transaction is based on a total valuation of Plantify of approximately CAD 4.85 million (approximately $3.39 million) (taking into account the full potential consideration and contingent on Plantify having a free cash position of at least CAD 300,000 (approximately $207,000), after transaction costs) for Plantify and a total combined valuation for Smart Repair (together with Pure Logistics and SNI) of approximately CAD 17.125 million (approximately $11.8 million). The Proposed Smart Transaction is expected to close by July 31, 2025, subject to customary closing conditions, and compliance with any regulatory approvals. There is no guarantee when or if the Proposed Smart Transaction will be completed.

Pure Logistics Acquisition

On March 10, 2025, we entered into a purchase agreement, or the Pure Logistics Purchase Agreement, with Smart Repair Pro, Pure Logistics, and the current holders of the issued and outstanding equity interests and assets of Pure Logistics, L.I.A. Pure Capital Ltd., Eliyahu Yoresh and Tal Yoresh, or the Sellers, pursuant to which, on March 18, 2025, the Sellers sold to Smart Repair Pro, all of the issued and outstanding equity interests of Pure Logistics, in consideration for a base payment of $2,100,000, which was paid at the closing and a deferred payment of $500,000, or the Deferred Payment.

The Deferred Payment was made through issuance of promissory notes, or the March 2025 Promissory Notes, in the aggregate principal amount of $500,000 bearing an annual interest rate of 9%, at the closing and to be repaid by Smart Repair Pro in ten monthly installments of $50,000 each, pro-rated to each Seller’s percentage of ownership in Pure Logistics, starting after the sixth month anniversary of the date of the closing.

As security for the full repayment of the outstanding due amounts under the March 2025 Promissory Notes, at the closing, we issued to the Sellers warrants to purchase Ordinary Shares, or the March 2025 Warrants. The March 2025 Warrants had an exercise price of $5.10 per share and were only to become exercisable upon the occurrence of an Event of Default (as defined in the March 2025 Promissory Notes). On July 1, 2025 we paid the Sellers the outstanding amounts due under the March 2025 Promissory Notes in the aggregate amount of $512,945 and, as a result, the March 2025 Warrants expired.

Fort Purchase Agreement

On February 6, 2025, we entered into share purchase agreement, or as amended on May 31, 2025, the Fort Purchase Agreement, with Impact Acquisitions Corp, or the Acquirer, pursuant to which, on the terms and subject to the conditions of the agreement, Fort Products became a wholly owned subsidiary of the Acquirer and we received a controlling equity interest in the Acquirer, or the Fort Transaction. Effective July 4, 2025, as a condition to the completion of the Fort Transaction, the Acquirer changed its name from “Impact Acquisitions Corp” to “Fort Technology Inc.” and its trading symbol from “IMPC.P” to “FORT”.

Pursuant to the Fort Purchase Agreement, at the closing of the Fort Transaction, which occurred on July 7, 2025, we sold to the Acquirer, all of the issued and outstanding shares of Fort Products, in consideration for 100,000,000 common shares of the Acquirer and up to an additional 66,000,000 common shares of the Acquirer, contingent upon the achievement of certain pre-determined milestones, or the Contingent Right Shares, each at a deemed price per share of CAD 0.171246, representing a post-closing equity interest in the Acquirer of 75.02% (or up to 83.29% in the event of the full achievement of the milestones). The Fort Transaction was based on a total value of the Acquirer of approximately CAD 4.8 million (approximately $3.3 million) (considering its cash position of at least CAD 700,000 (approximately $486,330), after transaction costs) and a total valuation ascribed to Fort Products of approximately CAD 17.1 million (approximately $11.9 million).

January 2025 Convertible Promissory Note

On January 16, 2025, we issued a non-recourse convertible promissory note in the principal amount of $2,850,000 to the Selling Shareholder, or the January 2025 Promissory Note. The January 2025 Promissory Note was issued with a 10% original issue discount from the principal amount and was to be repaid on in one payment on the 18th month anniversary of the issuance date, or July 16, 2026, unless repaid earlier (partially or in full) at our option, or if extended at the option. or the holder. On July 1, 2025, we repaid the holder the outstanding amounts due under the January 2025 Promissory Note in the aggregate amount of $270,831. In connection with the issuance of the January 2025 Promissory Note, we also issued to the holder a warrant to purchase up to 44,749 Ordinary Shares, or the January 2025 Warrant, an exercise price of $5.10 per Ordinary Share.

ABOUT THIS OFFERING

Ordinary Shares currently outstanding:	553,486 Ordinary Shares.

Ordinary Shares offered by the Selling Shareholder Hereby:	Up to 5,247,776 Ordinary Shares consisting of the Note Shares issuable upon the conversion of the Initial Promissory Note.

Ordinary Shares to be outstanding assuming the full conversion of the Promissory Notes:	5,801,262 Ordinary Shares.

Use of proceeds:	As of the date of this prospectus, we have received $4.5 million in gross proceeds from the issuance of the Initial Promissory Note. We may receive up to additional $85.5 million aggregate gross proceeds under the SPA from sales of Additional Promissory Notes that we elect to make to the Selling Shareholder pursuant to the SPA, from time to time in our sole discretion. We will not receive any proceeds from the sale of the Note Shares by the Selling Shareholder. The Selling Shareholder will receive all of the proceeds from the sale of any Note Shares sold by it pursuant to this prospectus. We intend to use the net proceeds from the issuance of the Promissory Notes for working capital and other general corporate purposes, as well as for potential acquisitions to support our exploration of strategic opportunities. See “Use of Proceeds.”

Risk factors:	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 5 of this prospectus, and “Item 3. - Key Information – D. Risk Factors” in the 2024 Annual Report, incorporated by reference herein, and other information included in or incorporated by reference into this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Nasdaq symbol:	Our Ordinary Shares and Public Warrants are listed on the Nasdaq under the symbol “JFBR” and “JFBRW”, respectively. We do not intend to apply to list the Promissory Notes on any securities exchange or other nationally recognized trading system.

The number of Ordinary Shares to be outstanding prior to and immediately after this offering as shown above is based on 553,486 Ordinary Shares outstanding as of July 23, 2025. This number excludes:

●	107,127 Ordinary Shares reserved for issuance and available for future grant under our 2024 Share Incentive Option Plan;

●	116,859 Ordinary Shares issuable upon the exercise of certain Series A warrants, at an exercise price of $5.10 per Ordinary Share (subject to any further adjustment as provided therein), or the Series A Warrants;

●	44,749 Ordinary Shares issuable upon the exercise of the January 2025 Warrant at an exercise price of $5.10 per Ordinary Share (subject to any further adjustment as provided therein);

●	1,134 Ordinary Shares issuable upon the exercise of certain Series B warrants, or the Series B Warrants, at an exercise price of $0.00221 per Ordinary Share; and

●	4,676 Ordinary Shares issuable upon the exercise of outstanding warrants (including the Public Warrants) to purchase Ordinary Shares, at a weighted average exercise price of $3,278.30 per Ordinary Share, or, the Outstanding Warrants.

RISK FACTORS

Investing in our securities involves risks. Please carefully consider the risk factors described below and those contained in our periodic reports filed with the Securities and Exchange Commission, or SEC, including those set forth under the caption “Item 3. Key Information - D. Risk Factors” in our 2024 Annual Report, which is incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. You should be able to bear a complete loss of your investment.

Risks Related to an Investment in our Securities and this Offering

Sales of a substantial number of our Ordinary Shares in the public market, including the resale of the Note Shares issuable to the Selling Shareholder, or by our existing shareholders, could cause our share price to fall.

We are registering for resale up to 5,247,776 Ordinary Shares issuable to the Selling Shareholder upon the conversion in full of the Initial Promissory Notes in the aggregate principal amount of $5 million issued under the SPA. Sales of a substantial number of our Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares.

Our management will have immediate and broad discretion as to the use of the net proceeds from the issuance and sale of the Promissory Notes, and may not use them effectively.

We currently intend to use the net proceeds from the issuance and sale of the Promissory Notes for working capital and general corporate purposes, as well as for potential acquisitions to support our exploration of strategic opportunities. See “Use of Proceeds.” However, our management will have broad discretion in the application of any such net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from the issuance and sale of the Promissory Notes. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from the exercise of the Warrant in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

We cannot assure you that our Ordinary Shares and Public Warrants will remain listed on Nasdaq or any other securities exchange.

On April 25, 2024, we received a written notice, or the Notice, from Nasdaq indicating that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 to regain compliance with the minimum bid price requirement, and thereafter on October 23, 2024 we were granted an additional 180 calendar day period. Although we have since cured this deficiency and have regained compliance with Nasdaq Listing Rule 5550(a)(2), there is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules.

In addition, on January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, if a company fails to meet the minimum bid price requirement and the company has effected a reverse share split over the prior one-year period, the company would not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination under Rule 5810 with respect to that company’s securities. This change will apply to a company even if the company was in compliance with the bid price requirement at the time of its prior reverse share split. In addition, if a company’s security fails to meet the bid price requirement and the company has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for any compliance periods and Nasdaq must issue a Delisting Determination with respect to that security. Accordingly, there is a risk that if within one year of the June 2025 Reverse Split or any other future reverse share splits effected from time to time, our Ordinary Shares trade below $1.00 per share for 30 consecutive business days, we will not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination for our Ordinary Shares by Nasdaq.

No assurance can be given that we will remain eligible to be listed on Nasdaq. In the event that our Ordinary Shares are delisted from Nasdaq due to our failure to continue to comply with the requirements for continued listing on Nasdaq, and are not eligible for listing on another exchange, trading in our Ordinary Shares and Public Warrants could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares and Public Warrants, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

Risks Related to Our Incorporation, Location and Operations in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

Our offices and management team are located in Israel, while our other facilities located overseas and are not exposed to war damage. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached, these agreements failed to be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

As a result of numerous attacks on marine vessels traversing the Red Sea launched by the Houthi movement we have experienced delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. We currently do not experience such delays and the cost of freight is nearly back to the prices prior to the attacks in October 2023, but there is no assurance that we will not experience in the future such delays. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. As of the date hereof a ceasefire agreement has been reached with Iran, however there is no assurance that this agreement will be upheld and military activity and hostilities may continue to exist at varying levels of intensity.

The military hostilities have included and may include terror, missile and drone attacks. our offices have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and Board.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere in this prospectus, including in our 2024 Annual Report incorporated by reference herein, and other information included or incorporated by reference in this prospectus, constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our belief that our existing cash and cash equivalents as of December 31, 2024, will be sufficient to fund our operations through the next twelve months;

●	our ability to adapt to significant future alterations in Amazon’s policies;

●	our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding into new territories;

●	our ability to meet our expectations regarding the revenue growth and the demand for e-commerce;

●	our ability to successfully pursue, integrate, or execute upon the logistics center operations business of Pure Logistics, which we recently acquired in March 2025;

●	our proposed restructuring plan, including the Fort Transaction and the Proposed Smart Transaction may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results;

●	the overall global economic environment;

●	the impact of competition and new e-commerce technologies;

●	projected capital expenditures and liquidity;

●	our ability to retain key executive members;

●	the impact of possible changes in Amazon’s policies and terms of use;

●	projected capital expenditures and liquidity;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	changes in our strategy;

●	general market, political and economic conditions in the countries where our headquarters are located or in which we operate, including Israel’s conflicts with Hamas, Iran and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues;

●	litigation; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our 2024 Annual Report as well other factors in the 2024 Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus and the documents incorporated herein by reference. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

As of the date of this prospectus, we have received $4.5 million in gross proceeds from the issuance of the Initial Promissory Note. We may receive up to an additional $85.5 million aggregate gross proceeds under the SPA from sales of Additional Promissory Notes that we elect to make to the Selling Shareholder pursuant to the SPA, from time to time in our sole discretion.

We will not receive any proceeds from the sale of the Note Shares by the Selling Shareholder. All net proceeds from the sale of the Note Shares covered by this prospectus will go to the Selling Shareholder.

We intend to use the net proceeds received from the issuance of the Promissory Notes from time to time for working capital and general corporate purposes, as well as for potential acquisitions to support our exploration of strategic opportunities.  Pending our use of the net proceeds from the issuance and sale of the Promissory Notes, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities, as decided by our Board from time to time.

capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2024:

●	on an actual basis;

●	on a pro forma basis, to give effect to: (i) the issuance of an aggregate of 32,660 Ordinary Shares upon the exercise of certain Series A Warrants; (ii) the issuance of 30,797 Ordinary Shares as consideration to certain consultants; (iii) the issuance of an aggregate of 274,938 Ordinary Shares upon the partial conversion of the January 2025 Promissory Note; (iv) the issuance of 114,030 Ordinary Shares issued upon the closing of the Registered Direct Offering for aggregate gross proceeds of $581,000; (v) the acquisition of Pure Logistics on March 10, 2025, including the repayment of the outstanding amounts owed by us under the March 2025 Promissory Notes; and (vi) the repayment of the outstanding amounts owed by us Company under the January 2025 Promissory Note; and

●

on a pro forma as adjusted basis to give further effect to the issuance of an aggregate of 5,247,776 Ordinary Shares upon the full conversion of the Initial Promissory Note in the principial amount of $5 million and including the accruing interest thereon, issued under the SPA, assuming a conversion price of $1.02856 (the Floor Price).

You should read this table in conjunction with the section titled “Item 5. Operating and Financial Review and Prospects” of our 2024 Annual Report incorporated by reference herein.

As of December 31, 2024

U.S. dollars in thousands	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalent	$2,564	$3,162	$7,662
Other assets	$11,160	$20,329	$20,329
Other liabilities	1,947	8,316	8,316
Warrant liabilities	6,220	5,083	5,083
Shareholders’ equity:
Share capital and premium	21,637	27,207	32,207
Ordinary Shares, no par value: 90,000,000 Ordinary Shares authorized (actual) and 1,500,000,000 authorized (pro forma); 100,931 Ordinary Shares issued and outstanding (actual); 553,486 Ordinary Shares outstanding (pro forma); 5,801,262 Ordinary Shares outstanding (pro forma as adjusted)
Accumulated deficit	(16,080)	(17,115)	(17,615)
Total shareholders’ equity	5,557	10,092	14,592
Total capitalization**	$13,724	$23,491	27,991

**	Total capitalization is the sum of liabilities, equity and warrant liabilities.

The table above is based on 100,931 Ordinary Shares issued and outstanding as of December 31, 2024. This number excludes:

●	107,127 Ordinary Shares reserved for issuance and available for future grant under our 2024 Share Incentive Option Plan;

●	116,859 Ordinary Shares issuable upon the exercise of the Series A Warrants, at an exercise price of $5.10 per Ordinary Share (subject to any further adjustment as provided therein);

●	44,749 Ordinary Shares issuable upon the exercise of the January 2025 Warrant at an exercise price of $5.10 per Ordinary Share (subject to any further adjustment as provided therein);

●	1,134 Ordinary Shares issuable upon the exercise of the Series B Warrants, at an exercise price of $0.00221 per Ordinary Share; and

●	4,676 Ordinary Shares issuable upon the exercise of the Outstanding Warrants at a weighted average exercise price of $3,278.30 per Ordinary Share.

SELLING SHAREHOLDER

On June 26, 2025, we entered into the SPA with the Selling Shareholder. Pursuant to the SPA, we may issue and sell, from time to time, Promissory Notes, in the aggregate principal amount of up to $100 million, for an aggregate purchase price of $90 million (90% of the Subscription Amount). On the Initial Closing, the Selling Shareholder purchased the Initial Promissory Note. The Promissory Notes are to be repaid in ten equal monthly payments, commencing on the eighteenth month anniversary of its after each of the Promissory Notes’ issuance date, unless repaid earlier (partially or in full) at our option or if extended at the option of the Selling Shareholder. The principal amount under the Promissory Notes bears an annual interest rate of 4% (which will increase to 14% upon an event of default, as defined in the Promissory Note). The outstanding amount due under the Promissory Note is convertible (partially or in full) into Ordinary Shares, at the option of the Selling Shareholder at any time after the Issuance Date, at a conversion price equal to the lower of (i) the Fixed Price or (ii) the Variable Price, provided that the Variable Price may not be lower than the Floor Price. Any Additional Promissory Notes will be issued on the same terms.

The 5,247,776 Ordinary Shares being offered by the Selling Shareholder pursuant to this prospectus consist of the Note Shares, such number determined as if the Initial Promissory Note in the principal amount of $5 million, plus the accruing interest thereon, issued under the SPA, were converted into Note Shares in full, without regard to any limitations on the issuance of Promissory Notes or on the conversion of the Promissory Notes.

We are registering the Note Shares in order to allow the Selling Shareholder to offer the maximum number of Ordinary Shares issuable pursuant to the Initial Promissory Note in the principal amount of $5 million, for resale from time to time. The Selling Shareholder is a company owned by a family member of Mr. Vik Hacmon, our Chief Executive Officer and a director on our Board. The Selling Shareholder has not had any other material relationship with us within the past three years, except for providing us with consulting services, investing $500,000 in the private placement transaction we conducted in January 2024, purchasing the January 2025 Promissory Note for approximately $2.565 million, being a Seller under the Pure Logistics Purchase Agreement and investing $581,000 in the Registered Direct Offering we conducted in May 2025.

The table below presents information regarding the Selling Shareholder, the Note Shares that may be resold by the Selling Shareholder from time to time under this prospectus, and other information regarding the beneficial ownership of the Ordinary Shares of the Selling Shareholder.

The second column lists the number of Ordinary Shares beneficially owned by the Selling Shareholder, as of July 23, 2025, assuming the exercise of instruments exercisable into Ordinary Shares held by the Selling Shareholder on that date, taking into account any limitations on exercises.

The third column lists the Note Shares being offered by this prospectus by the Selling Shareholder.

The fourth column assumes the sale of all of the Note Shares offered by the Selling Shareholder pursuant to this prospectus.

Under the terms of the SPA and the Promissory Notes, the Selling Shareholder may not convert the Promissory Notes into Ordinary Shares, to the extent such conversion, as applicable, would cause the Selling Shareholder, together with its affiliates, to beneficially own a number of Ordinary Shares which would exceed 4.99% of our then outstanding Ordinary Shares following such conversion, excluding for purposes of such determination, Ordinary Shares issuable upon conversion of the Promissory Notes which have not been converted. The number of Ordinary Shares in the second column and third column does not reflect this limitation. The Selling Shareholder may sell or has sold, all, some or none of the Note Shares. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to Offering		Maximum Number of Note Shares to be Sold Pursuant to this Prospectus	Ordinary Shares Owned Immediately After Sale of Maximum Number of Note Shares in this Offering	Percentage of Ordinary Shares Owned After the Offering
L.I.A. Pure Capital Ltd.(2)	51,104	(3)	5,247,776	51,104	4.99	%(4)

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Ordinary Shares subject to warrants currently exercisable, or exercisable within 60 days of July 23, 2025, are counted as outstanding for computing the percentage of the Selling Shareholder’s holding such options or warrants but are not counted as outstanding for other purposes. Percentage of shares beneficially owned is based on 553,486 Ordinary Shares outstanding on July 23, 2025.

(2)	Kfir Silberman is the control person for L.I.A. Pure Capital Ltd. with voting and dispositive power over the Ordinary Shares held by L.I.A. Pure Capital Ltd. The address for L.I.A. Pure Capital Ltd. is 20 Raoul Wallenberg Tel Aviv 6971917 Israel.

(3)	Consists of: (i) 5,965 Ordinary Shares issued to L.I.A Pure Capital Ltd. as consideration pursuant to its consulting agreement with us; (ii) 390 Ordinary Shares issuable pursuant to an option to purchase up to 390 Ordinary Shares, or the Call Option, exercisable within 60 days of July 23, 2025, granted to L.I.A. Pure Capital Ltd. pursuant to a Call Option Agreement with Viki Hakmon, dated November 14, 2021, as amended to be effective on January 29, 2024, or the Call Option Agreement and (iii) 44,749 Ordinary Shares issuable upon the exercise of the January 2025 Warrant.

(4)	Pursuant to the Call Option Agreement and the January 2025 Warrant, L.I.A. Pure Capital Ltd. shall not have the right to exercise any portion of the Call Option or of the January 2025 Warrant, to the extent that after giving effect to such issuance after exercise, L.I.A. Pure Capital Ltd., would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated articles of association, or the Articles of Association are summaries and do not purport to be complete.

Registration number and purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-635676-3. Our purpose as set forth in our Articles is to engage in any lawful activity.

Type and class of securities

Our authorized share capital consists of 1,500,000,000 Ordinary shares. All of our outstanding Ordinary Shares have been validly issued, are fully paid and non-assessable.

Preemptive rights

Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Transfer of shares

Our fully paid Ordinary Shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of the Nasdaq. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by our Articles of Association, or the laws of the State of Israel, except for ownership by nationals of some countries that are, have been, or will be, in a state of war with Israel.

Election of directors

Under our Articles of Association, our Board must consist of not less than three but no more than twelve directors. Each of our directors, other than external directors (if any), for whom special election requirements apply under the Israeli Companies Law, 1999, or the Companies Law are appointed by a simple majority vote of holders of Ordinary Shares, participating and voting at an annual general meeting of our shareholders. Our directors are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, and designated as Class I, Class II and Class III, with one class being elected each year at the annual general meeting of our shareholders, and serve on our Board until the third annual general meeting following such election or re-election or until they are removed by a vote of 70% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events in accordance with the Companies Law and our Articles of Association. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the Board among the classes to make them equal in number. In addition, our Articles of Association allow our Board to appoint directors to fill vacancies and/or as an addition to the Board (subject to the maximum number of directors). A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our Board. External directors, if any, are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our Board.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the Company’s most recently reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval; as a company listed on an exchange outside of Israel, however, court approval is not required if the proposed distribution is in the form of an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase without obtaining court approval. In each case, we are only permitted to distribute a dividend if our Board and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of the Company’s liquidation, after satisfaction of liabilities to creditors, its assets will be distributed to the holders of Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights which may be authorized in the future.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on Ordinary Shares, proceeds from the sale of the Ordinary Shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that at the time are, or have been, in a state of war with Israel.

PLAN OF DISTRIBUTION

On June 26, 2025, we entered into the SPA with the Selling Shareholder. The SPA provides that, upon the terms and subject to the conditions set forth therein, we shall have the right to issue and sell to the Selling Shareholder, from time to time as provided therein, convertible notes in aggregate principal amount of up to the Subscription Amount, which may be convertible into our Ordinary Shares, at a purchase price equal to 90% of the Subscription Amount. On the Initial Closing, the Selling Shareholder purchased from us the Initial Promissory Note. Subject to the conditions in the SPA, we may request that the Selling Shareholder purchase Additional Promissory Notes, each in the principal amount of up to $2.5 million, during each Quarter, which subject to certain conditions may be increased to up to $25 million during each Quarter and up to $50,000,000 in the Initial Period.

We are registering up to 5,247,776 Ordinary Shares, issuable upon conversion of the Initial Promissory Note in the principal amount of $5 million issued pursuant to the SPA, to permit the resale of the Note Shares by the Selling Shareholder from time to time after the date of this prospectus. We may receive up to an additional of $85.5 million aggregate gross proceeds under the SPA from sales of Additional Promissory Notes that we elect to make to the Selling Shareholder pursuant to the SPA, from time to time in our sole discretion. We will not receive any of the proceeds from the sale by the Selling Shareholder of the Note Shares. The Selling Shareholder will receive all of the proceeds from the sale of any Note Shares sold by it pursuant to this prospectus.

The Selling Shareholder may sell all or a portion of the Note Shares beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Note Shares are sold through underwriters or broker-dealers, the Selling Shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The Note Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	sales pursuant to Rule 144;

●	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the Selling Shareholder effects such transactions by selling the Note Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholder or commissions from purchasers of the Note Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Ordinary Shares or otherwise, the Selling Shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Note Shares in the course of hedging in positions they assume. The Selling Shareholder may also sell Ordinary Shares short and the Note Shares covered by this prospectus to close out short positions and to return borrowed Ordinary Shares in connection with such short sales. The Selling Shareholder may also loan or pledge the Note Shares to broker-dealers that in turn may sell such Note Shares.

The Selling Shareholder may pledge or grant a security interest in some or all of the Note Shares owned by it and, if it defaults in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Ordinary Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as a selling shareholder under this prospectus. The Selling Shareholder also may transfer and donate the Note Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholder and any broker-dealer participating in the distribution of the Note Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Note Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Note Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Note Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Note Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Shareholder will sell any or all of the Note Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Note Shares by the Selling Shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Note Shares to engage in market-making activities with respect to the Note Shares. All of the foregoing may affect the marketability of the Note Shares and the ability of any person or entity to engage in market-making activities with respect to the Note Shares.

We will pay all expenses of the registration of the Note Shares, estimated to be approximately $47,478 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

Once sold under the registration statement, of which this prospectus forms a part, the Note Shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters concerning this offering may be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the Ordinary Shares offered by this prospectus were passed upon for us by Meitar | Law Offices, Ramat Gan, Israel.

EXPERTS

The consolidated financial statements of Jeffs’ Brands Ltd. as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, incorporated by reference in this prospectus by reference to Jeffs’ Brands Ltd.’s annual report on Form 20-F for the year ended December 31,2024, have been audited by Brightman Almagor Zohar & Co., Certified Public Accountants, a Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

The financial statements of Pure NJ Logistics LLC for the year ended December 31, 2024, incorporated by reference in this prospectus, have been audited by Elkana Amitai CPA, independent registered public accounting firm, as set forth in their report thereon, included therein. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

EXPENSES

The following are the estimated expenses of this offering payable by us with respect to the Note Shares. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$4,978
Legal fees and expenses	$30,000
Accounting fees and expenses	$12,500

Total	$47,478

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning Israel is not the most appropriate forum to bring such a claim. In Israeli courts, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process and certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-1 that we filed with the SEC relating to the securities offered by this prospectus, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may furnish to the SEC, on Report of Foreign Private Issuer on Form 6-K, unaudited interim financial information.

You can review our SEC filings and the registration statements by accessing the SEC’s internet site at http://www.sec.gov. We maintain a corporate website at https://www.jeffsbrands.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

●	our Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 31, 2025;

●	our Reports of Foreign Private Issuer on Form 6-K filed on April 28, 2025, May 2, 2025, May 5, 2025, May 8, 2025, May 15, 2025, May 29, 2025, June 12, 2025, June 23, 2025, June 26, 2025, July 8, 2025, July 21, 2025 and July 24, 2025; and

●	the description of our securities contained in our Form 8-A filed on August 25, 2022 (File No. 001-41482), including as amended by Exhibit 2.10 to our Annual Report on Form 20-F filed on March 31, 2025 and any further amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at: Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, 5126112 Israel. Attention: Ronen Zalayet, Chief Financial Officer, telephone number: (+972) (3) 771-3520.

Jeffs’ Brands Ltd

Up to 5,247,776 Ordinary Shares

PRELIMINARY PROSPECTUS

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under the Israeli Companies Law, or the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles of Association contain such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court (i) in proceedings instituted against him or her by the company, on its behalf or by a third party, or (ii) in connection with criminal proceedings in which the office holder was acquitted, or (iii) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third party;

●	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee, the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy and that policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our Articles of Association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them. This exculpation and indemnification is limited both in terms of amount and coverage and it covers certain amounts regarding administrative proceedings insurable or indemnifiable under the Companies Law and our Articles of Association.

In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 7. Recent Sales of Unregistered Securities

Set forth below are our sales of all securities since June 2022, or the Period, which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act. The conversions described below were exempt from registration under Securities Act in reliance on Section 3(a)(9) of the Securities Act.

On January 25, 2024, we entered into a private placement transaction pursuant to a securities purchase agreement with certain institutional investors, for aggregate gross proceeds of approximately $7.275 million, providing for the issuance, in a private placement of ordinary shares, no par value, or the Ordinary Shares, pre-funded warrants, Series A warrants and Series B warrants.

On January 16, 2025, we issued a non-recourse convertible promissory note, or the January 2025 Promissory Note, in the principal amount of $2,850,000 to an institutional investor. On July 1, 2025 we repaid the holder the outstanding amounts due under the January 2025 Promissory Note, in the aggregate amount of $270,831. In connection with the issuance of the January 2025 Promissory Note, we issued to the holder a warrant to purchase up to 44,749 Ordinary Shares, at an exercise price of $5.10 per Ordinary Share (subject to anti-dilution and share combination event protections) until July 16, 2030.

On March 10, 2025, in connection with the purchase agreement with Pure NJ Logistics LLC, or the Pure Logistics Purchase Agreement, and as security for the full repayment of the outstanding due amounts under the Pure Logistics Purchase Agreement, we issued to the sellers, warrants to purchase Ordinary Shares up to 10,696, at an exercise price per share equal to $5.10. The warrants were only to become exercisable upon the occurrence of an Event of Default (as defined in the Pure Logistics Purchase Agreement). On July 1, 2025, we paid the sellers the principal outstanding amounts due in the aggregate amount of $512,945 and, as a result, such warrants expired.

During the Period, we issued 30,797 Ordinary Shares to certain consultants as compensation for consulting services.

Item 8. Exhibits and Financial Statement Schedules

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

2.1^	Share Purchase Agreement, dated February 6, 2025, by and between Jeffs’ Brands Ltd, Fort Products Ltd and Impact Acquisitions Corp.	20-F	001-41482	4.14	March 31, 2025

2.2*	Share Purchase Agreement, dated April 29, 2025 by and between Jeffs’ Brands Ltd, Plantify Foods, Inc and Smart Repair Pro

2.3^	Purchase Agreement by and among Jeffs’ Brands Ltd, Smart Repair Pro and Pure NJ Logistics	6-K	001-41482	10.1	March 11, 2025

3.1	Amended and Restated Articles of Association of Jeffs’ Brands Ltd.	6-K	001-41482	3.1	May 15, 2025

4.1	Form of Warrant	F-1	333-262835	4.2	May 5, 2022

4.2	Form of Underwriter’s Warrant	F-1	333-262835	4.5	May 5, 2022

4.3	Form of Additional Warrant	F-1	333-262835	4.6	August 16, 2022

4.4	Form of Investor Warrant	F-1	333-262835	4.5	November 28, 2022

4.5	Form of Series A Warrant	6-K	001-41482	4.1	January 29, 2024

4.6	Form of Series B Warrant	6-K	001-41482	4.2	January 29, 2024

4.7	Warrant to Purchase Ordinary Shares of Jeffs Brands Ltd.	6-K	001-41482	4.2	January 22, 2025

4.8	Form of Convertible Promissory Note	6-K	001-41482	4.1	June 26, 2025

5.1&	Opinion of Meitar | Law Offices counsel to the Company

10.1	Form of Indemnification Agreement	F-1	333-262835	10.1	November 28, 2022

10.2	Form of Warrant Agent Agreement	F-1	333-262835	4.1	May 5, 2022

10.3	Jeffs’ Brands Ltd 2022 Incentive Option Plan	F-1	333-262835	10.21	May 5, 2022

10.4	Jeffs’ Brands Ltd 2024 Share Incentive Plan	S-8	333-280459	99.1	June 25, 2024

10.5	Services Agreement, dated November 28, 2021, by and between Jeffs’ Brands Ltd and Viki Hakmon	F-1	333-262835	10.16	February 18, 2022

10.6	Amendment to Services Agreement, dated May 4, 2022, by and between Jeffs’ Brands Ltd and Viki Hakmon.	F-1	333-262835	10.20	May 5, 2022

10.7	Services Agreement by and between Jeffs’ Brands Ltd and D.S. Blue White Assets (2006) Ltd.	20-F	001-41482	4.7	March 31, 2025

10.8*	Consulting Agreement, dated October 26, 2022, between Jeffs’ Brands Ltd and L.I.A. Pure Capital Ltd, as amended on April 7, 2025.

10.9	Warehouse Services Agreement, dated October 31, 2022, between Pure NJ Logistics LLC and Smart Repair Pro.	F-1	333-262835	10.24	November 28, 2022

10.10	Compensation Policy for Executive Officers	6-K	001-41482	99.1	June 11, 2024

10.11	Consulting Agreement, dated March 22, 2023, as amended on November 1, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.	6-K	001-41482	10.3	March 31, 2023

10.12	Form of Securities Purchase Agreement	6-K	001-41482	10.1	January 29, 2024

10.13	Form of Registration Rights Agreement	6-K	001-41482	10.2	January 29, 2024

10.14*	Consulting Agreement, dated April 30, 2024, by and between Jeffs’ Brands Ltd and Xylo Technologies Ltd, as amended on April 7, 2025.

10.15	Securities Purchase Agreement dated May 28, 2025, between Jeffs’ Brands Ltd. and L.I.A Pure Capital Ltd.	6-K	001-41482	10.1	May 29, 2025

10.16	Form of Promissory Note in connection with Purchase Agreement by and among Jeffs’ Brands Ltd, Smart Repair Pro and the Sellers listed therein, dated March 10, 2025.	6-K	001-41482	10.2	March 11, 2025

10.17	Securities Purchase Agreement dated June 26, 2025, by and between Jeffs’ Brands Ltd. And L.I.A Pure Capital Ltd.	6-K	001-41482	10.1	June 26, 2025

10.18	Strategic Advisory Agreement, dated June 26, 2025, by and between Jeffs’ Brands Ltd and Aegis Capital Corp	6-K	001-41482	10.2	June 26, 2025

10.19&	Consulting Agreement, dated July 21, 2025, by and between Jeffs’ Brands Ltd and Eliyahu Zamir

21.1	List of Subsidiaries.	20-F	001-41482	8.1	March 31, 2025

23.1&	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants (Isr.), a firm in the Deloitte Global Network.

23.2&	Consent of Elkana Amiti, CPA, independent registered accounting form for Pure NJ Logistics LLC

24.1*	Power of Attorney (included in the signature page of this registration statement).

107&	Calculation of Registration Fee Table

&	Filed herewith.

*	Previously Filed

^	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to Jeffs’ Brands if publicly disclosed.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, the City of Bnei Brak, State of Israel on July 24, 2025.

JEFFS’ BRANDS LTD

By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities and on the dates indicated:

Signature	Title	Date

*	Chief Executive Officer	July 24, 2025
Viki Hakmon	(Principal Executive Officer)

/s/ Ronen Zalayet	Chief Financial Officer	July 24, 2025
Ronen Zalayet	(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	July 24, 2025
Oz Adler

*	Director	July 24, 2025
Amitay Weiss

*	Director	July 24, 2025
Liron Carmel

*	Director	July 24, 2025
Tali Dinar

*	Director	July 24, 2025
Moshe Revach

*	Director	July 24, 2025
Tomer Etyoni

*	Director	July 24, 2025
Israel Berenstein

*By Attorney-In-Fact

/s/ Ronen Zalayet
Ronen Zalayet

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates duly authorized representative in the United States of Jeffs’ Brands Ltd, has signed this registration statement on July 24, 2025.

Puglisi & Associates

/s/ Donald J. Puglisi
Donald J. Puglisi Managing Director